UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response 14.5

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___________)

Adept Technology, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

006854202

(CUSIP Number)

Ellyn Roberts, Esq.
Shartsis Friese LLP
One Maritime Plaza, 18th Floor
San Francisco, CA 94111
Tel: (415) 421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 22, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Crosslink Capital, Inc.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 731,251
9. Sole Dispositive Power 0
10. Shared Dispositive Power 731,251

11. Aggregate Amount Beneficially Owned by Each Reporting Person 731,251

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 9.6%

14. Type of Reporting Person (See Instructions) CO, HC

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of Adept Technology, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 3011 Triad Drive, Livermore, California 94550.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Crosslink Capital, Inc. ("Crosslink").

(b) The business address of Crosslink and all Crosslink Affiliates (defined below) except Verwaltungs (defined below) is:

Two Embarcadero Center, Suite 2200
San Francisco, California 94111

The address of Verwaltungs (defined below) is:

Eschersheine Landstrasse 14, 60322 Frankfurt am Main, Germany.

(c) Present principal occupation or employment of Crosslink and the Crosslink Affiliates (defined below) and the name, principal business and address of any corporation or other organization in which such employment is conducted:

The securities reported as beneficially owned by Crosslink on this Schedule 13D include securities also beneficially owned by the following affiliates of Crosslink (collectively, the "Crosslink Affiliates"): Crossover Fund IV Management, L.L.C., a Delaware limited liability company ("Crossover IV Management"), Crosslink Ventures IV Holdings, L.L.C., a Delaware limited liability company ("Crosslink IV Holdings"), Crosslink Verwaltungs GmbH ("Verwaltungs"), Michael J. Stark, Seymour F. Kaufman, Daniel John Dunn, Thomas Edward Bliska, David I. Epstein, James Feuille and Charles Finnie. Crosslink is filing this Form 4 on behalf of itself and the Crosslink Affiliates. Crosslink is an investment adviser to investment funds of which Crossover IV Management, Crosslink IV Holdings or Verwaltungs is the general partner, manager or holder of Class B Units. Mr. Stark and Mr. Kaufman are control persons of Crosslink. Mr. Stark, Mr. Kaufman, Mr. Bliska, Mr. Dunn, Mr. Epstein, Mr. Feuille and Mr. Finnie are control persons of Crossover IV and Crosslink IV Holdings. Mr. Stark and Mr. Kaufman are control persons of Verwaltungs. Mr. Finnie is a director of the Issuer.

(d) During the last five years, none of Crosslink or the Crosslink Affiliates has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of Crosslink or the Crosslink Affiliates was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Crosslink was organized in Delaware. The Crosslink Affiliates that are entities were organized in the jurisdictions listed in Item 2(c). The Crosslink Affiliates that are natural persons are United States citizens.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:
Purchaser	Source of Funds	Amount
Crosslink	AF (1)	$10,000,004
Crosslink IV Holdings	AF	7,025,730
Crossover IV Management	AF	2,974,274
Verwaltungs	AF	203,678

(1) The amount shown for Crosslink includes funds of investment funds for which Crosslink IV Holdings, Crossover IV Management and Verwaltungs serves as general partner, manager or holder of Class B Units.

Item 4. Purpose of Transaction

None of Crosslink or the Crosslink Affiliates has any present plans or intentions to acquire or dispose of any securities of the Issuer other than on behalf of Crosslink's advisory clients for the purpose of investment. Other than as described herein, none of Crosslink or the Crosslink Affiliates has any present plans or proposals which relate to, or would result in, any of the transactions or events described in Item 4 of Schedule 13D. In connection with Crosslink's purchase of the Stock, the Issuer granted to Crosslink the right to designate an individual to serve as a director of the Issuer so long as Crosslink holds more than 5% of the outstanding Stock.

Crosslink may decide to purchase at any time or times on behalf of its advisory clients additional shares of the Stock or other securities of the Issuer. Crosslink may at any time or times cause its advisory clients to dispose of any or all securities of the Issuer in any lawful manner and as permitted by the agreements and other documents governing the Securities. Crosslink reserves on behalf of its advisory clients all of such clients' rights as stockholders of the Issuer and may exercise those rights in any manner that it considers to be in the interests of such clients.

Item 5. Interest in Securities of the Issuer

The Stock reported as beneficially owned by Crosslink on its cover page includes the shares of Stock also may be beneficially owned by the Crosslink Affiliates as described below in their capacity as general partner, manager or holder of Class B Units of investment funds of which Crosslink is investment adviser. Nevertheless, Crosslink and the Crosslink Affiliates disclaim beneficial ownership of the Stock reported on this Schedule 13D except to the extent of their pecuniary interest therein. In addition, Crosslink and the Crosslink Affiliates constitute a group within the meaning of rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, but they are not members of a group with any other person. Crosslink is filing this Schedule 13D on behalf of itself and the Crosslink Affiliates.

1. Crosslink IV Holdings

(a) Amount of stock beneficially owned: 513,757

(b) Percent of class: 6.8

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 513,757

(iii) Sole power to dispose or direct the disposition of : 0

(iv) Shared power to dispose or direct the disposition of: 513,757

2. Crossover IV Management

(a) Amount of stock beneficially owned: 217,494

(b) Percent of class: 2.9

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 217,494

(iii) Sole power to dispose or direct the disposition of: 0

(iv) Shared power to dispose or direct the disposition of: 217,494

3. Verwaltungs

(a) Amount of stock beneficially owned: 14,894

(b) Percent of class: 0.2

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 14,894

(iii) Sole power to dispose or direct the disposition of : 0

(iv) Shared power to dispose or direct the disposition of: 14,894

4. Michael J. Stark

(a) Amount of stock beneficially owned: 731,251

(b) Percent of class: 9.6

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 731,251

(iii) Sole power to dispose or direct the disposition of: 0

(iv) Shared power to dispose or direct the disposition of: 731,251

5. Seymour F. Kaufman

(a) Amount of stock beneficially owned: 731,251

(b) Percent of class: 9.6

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 731,251

(iii) Sole power to dispose or direct the disposition of: 0

(iv) Shared power to dispose or direct the disposition of: 731,251

6. Thomas Edward Bliska

(a) Amount of stock beneficially owned: 716,357

(b) Percent of class: 9.4

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 716,357

(iii) Sole power to dispose or direct the disposition of: 0

(iv) Shared power to dispose or direct the disposition of: 716,357

7. Daniel John Dunn

(a) Amount of stock beneficially owned: 716,357

(b) Percent of class: 9.4

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 716,357

(iii) Sole power to dispose or direct the disposition of: 0

(iv) Shared power to dispose or direct the disposition of: 716,357

8. David I. Epstein

(a) Amount of stock beneficially owned: 716,357

(b) Percent of class: 9.4

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 716,357

(iii) Sole power to dispose or direct the disposition of: 0

(iv) Shared power to dispose or direct the disposition of: 716,357

9. James Feuille

(a) Amount of stock beneficially owned: 716,357

(b) Percent of class: 9.4

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 716,357

(iii) Sole power to dispose or direct the disposition of: 0

(iv) Shared power to dispose or direct the disposition of: 716,357

10. Charles Finnie

(a) Amount of stock beneficially owned: 716,357

(b) Percent of class: 9.4

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 716,357

(iii) Sole power to dispose or direct the disposition of: 0

(iv) Shared power to dispose or direct the disposition of: 716,357

Crosslink purchased the Stock in a private transaction on June 22, 2006 on behalf of Crosslink's advisory clients of which the Crosslink Affiliates listed below are general partner, manager or holder of Class B Units. Such purchase is the only transaction in the Stock by Crosslink or the Crosslink Affiliates since 60 days before date on cover page:
Name	Purchase or Sale	Date	Crosslink IV Holdings	Crossover IV Management	Verwaltungs	Price per Share

Crosslink	Purchase	6/21/06	513,757	217,494	14,894	$13.6752

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

Crosslink is the investment adviser to investment funds pursuant to an investment management agreement for each fund that provides to Crosslink the authority, among other things, to invest the funds of such investment funds in the Stock, to vote and dispose of the Stock and to file this statement on behalf of such investment funds. Pursuant to an Agreement of Limited Partnership, Crossover IV Management is entitled to allocations based on realized and unrealized gains of the investment funds of which it is general partner. Crosslink IV Holdings and Verwaltungs are entitled to allocations based on realized and unrealized gains of investment funds of which they are the general partner, manager or holder of Class B Units.

Item 7. Material to Be Filed as Exhibits

Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

*Common Stock Purchase Agreement dated June 9, 2006, by and among Adept Technology, Inc. and certain funds of which Crosslink is investment adviser and Crosslink IV Holdings, Crossover IV Management or Verwaltungs is general partner, manager or holder of Class B Units

*Registration Rights Agreement dated June 9, 2006, by and among Adept Technology, Inc. and certain funds of which Crosslink is investment adviser and Crosslink IV Holdings, Crossover IV Management or Verwaltungs is general partner, manager or holder of Class B Units

* Incorporated by reference to the amended Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 23, 2006.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 26, 2006
CROSSLINK CAPITAL, INC. By: /s/ Michael J. Stark, President

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of any issuer. For that purpose, the undersigned hereby constitute and appoint Crosslink Capital, Inc., a Delaware corporation, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: June 26, 2006
Crosslink Capital, Inc. By: /s/ Michael J. Stark, President	Crossover Fund IV Management, L.L.C. By: /s/ Michael J. Stark, Senior Fund Manager
Crosslink Verwaltungs GmbH By: /s/ Michael J. Stark, Managing Director	Crosslink Venture IV Holdings, L.L.C., By: /s/ Michael J. Stark, Manager
/s/ Michael J. Stark	/s/ Seymour F. Kaufman
/s/ Thomas Edward Bliska	/s/ Daniel John Dunn
/s/ David I. Epstein	/s/ James Feuille
/s/ Charles Finnie

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